PEAK POSITIONING TECHNOLOGIES INC.

LETTER OF TRANSMITTAL

TO: AST Trust Company (Canada)

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of Peak Positioning Technologies Inc. ("Common Shares"), which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the share represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing consolidated Shares of Peak Positioning Technologies Inc. on the basis of Ten (10) old common shares of Peak Positioning Technologies Inc. for One (1) post-consolidated share of Peak Positioning Technologies Inc.. Peak Positioning Technologies Inc. will not issue any fractional Shares as a result of the consolidation. Where the exchange results in a fractional share, the number of common shares will be rounded to the next lowest common share as described in the Management Information Circular of Peak Positioning Technologies Inc. dated April 22, 2019.

The undersigned authorizes and directs AST Trust Company (Canada) ("AST") to issue the certificates for Peak Positioning Technologies Inc. to which the undersigned is entitled as indicated below and to mail such certificates to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as the same appears on the share register maintained by Peak Positioning Technologies Inc.

Name (Please Print)

Address

City	Province	Postal Code

Telephone (Business Hours)		Social Insurance Number

Dated:
Signature of Shareholder

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) Each shareholder holding share certificate(s) of Peak Positioning Technologies Inc. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to AST Trust Company (Canada) at the office listed below.

(b) The method of delivery to AST is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(c) Share certificate(s) registered in the name of the person by whom (or on whose behalf) this Letter of Transmittal is signed need not be endorsed or accompanied by a share transfer power of attorney other than the Letter of Transmittal itself.

(d) Share certificate(s) not so registered must be endorsed by the registered holder thereof or be accompanied by a share transfer power of attorney duly and properly completed by the registered holder, with the signature guaranteed in either case by a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of the share certificate(s).

(e) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(f) Peak Positioning Technologies Inc. reserves the right if it so elects in its absolute discretion to instruct AST Trust Company (Canada) to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed a fully as possible and forwarded to AST together with a letter stating the loss. AST will contact you to advise of the replacement requirements.

3. Miscellaneous

(a) Additional copies of the Letter of Transmittal may be obtained from AST at the office listed below.

(b) Any questions should be directed to AST at 1-800-387-0825 or (416) 682-3860 in the Toronto area or by sending an e-mail to inquiries@astfinancial.com

4. Office of AST Trust Company (Canada)

By Hand, Courier or Registered Mail	By Mail (Except Registered Mail)

1 Toronto Street	P. O. Box 1036
Suite 1200	Adelaide Street Postal Station
Toronto, Ontario	Toronto, Ontario
M5C 2V6	M5C 2K4
Attention: Corporate Actions	Attention: Corporate Actions